UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2018

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Board Change/Trading Update/Share Buy-back Program, dated 05 November 2018

5 November 2018

Micro Focus International plc
Board Change, Trading Update and Extension of Share Buy-back Programme

The Board of Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the international software product group, today announces the appointment of Brian McArthur-Muscroft as Chief Financial Officer; issues a brief trading update for the twelve months ended 31 October 2018; and announces the intention to extend the share buy-back programme commenced on 29 August 2018.

Board Change

The Board of Micro Focus International plc is pleased to announce the appointment of Brian McArthur-Muscroft to the role of Chief Financial Officer and to the main Board of the Group.  Brian will join as an employee this month and will assume his executive duties in the first quarter of 2019, at a date to be announced.

Brian McArthur-Muscroft has held a variety of senior management positions, including the role of Chief Financial Officer at TeleCity Group plc and most recently as Chief Financial Officer of Paysafe Group plc. He is Senior Independent Director at Robert Walters plc and has been Chair of the Audit Committee since 2013.

Stephen Murdoch, CEO, said "I'm looking forward to working with Brian. He brings us a highly relevant mix of operational experience together with a history of delivering significant value creation.  In his previous roles, Brian has led complex and international business transformations, driving positive results by maximising the effectiveness of businesses' finance teams and systems".

Brian McArthur-Muscroft said "The Micro Focus strategy and business model are tailored to capitalise on a consolidating market and an exciting investment proposition. I'm motivated by the ambitious plans in place to realise the significant potential value upside ahead for the company".

Chris Kennedy will be leaving Micro Focus in the first quarter of 2019 to join another FTSE company, as separately announced today. The Board has asked Chris to finalise the accounts for the 18 months ended 31st October 2018 and ensure an orderly transition. The Board would like to express appreciation for the contribution that Chris has made to the Group during his tenure and wish him all the best in his new role.

There are no further disclosures required in respect of Brian McArthur-Muscroft's appointment under paragraph 9.6.13 of the Listing Rules of the Financial Conduct Authority.

Trading Update

The Group's trading* has continued in line with the Board's expectations with an improved revenue trajectory in the second half of the year. As a result, constant currency revenue will be around the better end of the guidance of -6% to -9% for the 12 months to 31 October 2018, which the Board reiterated at the time of the Group's interim results on 11 July 2018.  Trading has also been consistent with the Group's Adjusted EBITDA margin guidance of approximately 37% at the midpoint of that revenue range.  Taking into account the $171m spent on share buybacks in the period, net debt is expected to be in line with guidance despite DSOs remaining above planned levels.

The Group will announce preliminary results for the 18 month period to 31 October 2018 on 14 February 2019.

Extension of Share Buy-Back Programme

The Group is also announcing that it intends to recommence its buy-back programme of Micro Focus ordinary shares (including the ordinary shares underlying its American Depositary Receipts) (the " Extended Programme").  Any ordinary shares purchased will be held in treasury.  As previously, the Extended Programme will be effected in accordance with the terms of the authority granted by shareholders at the 2017 AGM and the Listing Rules.  In the period 29 August 2018 to 24 October 2018 the Group bought back 9,858,205 shares for a total consideration of approximately $171m. The Extended Programme, when initiated, will cover an additional tranche of shares to a combined total value of up to $400m, inclusive of those already repurchased. It is envisaged that the Extended Programme will commence shortly.   A further announcement will be made prior to its commencement.

*This trading update is given in respect of the Group inclusive of SUSE, consistent with previous guidance, notwithstanding that for statutory reporting purposes SUSE will be reported as a discontinued operation in accordance with IFRS5.

Enquiries:
Micro Focus                                                       Tel: +44 (0)1635 32646
Kevin Loosemore, Executive Chairman
Stephen Murdoch, CEO
Chris Kennedy, CFO
Tim Brill, IR Director

Powerscourt                                                      Tel: +44 (0)20 7250 1446
Elly Williamson
Celine MacDougall

Notes to Editors:
About Micro Focus

Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 05 November 2018

Micro Focus International plc

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer